Exhibit 99.2

Nano Dimension Leading Manufacturing into the Future 1 st Quarter 2024 Results & Earnings Call Yoav Stern, CEO & Member of the Board Tomer Pinchas, CFO & COO Julien Lederman, VP Corporate Development June 3 rd , 2024

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses the AM industry turn around opportunity, advantages and benefits of the Company's buyback program . Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 202 3 2 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 3 Headline Financials ▪ $13.4M Revenue ▪ 46% Gross margin (IFRS) Up from 44% in Q1/2023 ▪ 50% Adj. Gross margin (non - IFRS) 1 Up from 47% in Q1/2023 ▪ $7M Net cash burn 2 Highlights for Q1 2024 Margin Expansion and Path to Profitability 1. See reconciliation of IFRS to non - IFRS on slide 12 2. See reconciliation of net cash burn o n slide 13 Business updates ▪ Reshaping Nano Initiative delivering results ▪ Expanding customer base ▪ New developments across the Nano portfolio ▪ $147M in repurchased shares Jan 1, 2023 – Mar. 31, 2024 46% Gross margin 235 bps YoY 50% Adjusted Gross margin 265 bps YoY $7M Net cash burn 75% YoY $13.36M (vs. $14.97M) Revenue Q1/23 - spillover from 2022

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 4 New Customers Partnering with Nano Continued Expansion of Leading Industrial and Defense Players New customer in RF New customer in advanced electronics Repeat sale to a Western Defense Agency Repeat sale to a US leader in “New Space” New customer in “New Space” Repeat sale to a US defense contractor

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5 Innovation Securing Competitive Advantage R&D Across Our Portfolio of Technologies DeepCube Industrial AI ▪ Expanding AI services base with another customer ▪ Deep learning - AI patent granted Robotics ▪ Additive Electronics high - speed dispensing enhancement, increasing speed by 3x Digital Solutions ▪ Partnering with Esko & Fiery , to provide a comprehensive, One - Stop - Shop Digital Print Solution

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 6 Reshaping Nano Growing and Transforming the Company Financially Cash flow positive 2025/6 10% 46% Gross margin Q1/22 Q1/24 Expanding margin 2022+ 36% Expansion 1. Excluding share - based compensation expenses (see reconciliation on slide 12) 2. See reconciliation of net cash burn o n slide 13 $32M $22M Operating expenses¹ Q1/23 Q1/24 Optimizing operating model 2023+ 31% Reduction $27M $7M Net cash burn² Q1/23 Q1/24 Improving cash usage 2023+ 75% Reduction $4M $55M Revenue Q1/21 Q1/24 Growing revenue to scale 2021+ 150% CAGR

The AM Industry Turn-around Opportunity

Good industry, Bad Business models

Consolidated results of 4 industry leaders[1]



$1,800M
$1,500M
$1,200M
$900M
$600M
$300M
$0M
($300M)
2012
2022
Revenue
EBIT

Take-aways

- Products & services in demand from a growing market
- Poor business strategies have destroyed otherwise good businesses
- Acquire great assets and turn-around for financial success

1. Sources: FactSet Fundamentals – Standardized Revenue & EBIT FY2012 – FY2022 (3D Systems Inc., SLM Solutions Group AG, Stratasys Ltd.) German Statistical business register – Revenue & EBIT (10.1.11-30.09.12) – (10.1.21-30.09.22), FX rate as of the end of the reporting period (EOS-Holding GmbH)

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

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© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 8 Buyback Program (BBP) to Strengthen Financial Profile 1. Includes cash, deposits, and investment in securities 2. NASDAQ: NNDM – Share Price Market Close May 31 st , 2024 Creating Instant Value While Strategic Plans Materialize $147M In shares repurchased Jan 1, 2023 – Mar. 31, 2024 ~15% Reduction in share count Jan 1, 2023 – Mar. 31, 2024 BBP has more “inventory” As of Mar. 31, 2024 Approx. $4.1 Cash and equivalents value per share 1 --------------------------- In buying a share for $2.7 2 , you are buying OVER $4.1 for $2.7

© 2022 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9 Q&A

Appendix

Reconciliation for Non-IFRS Measures

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company's operations. EBITDA facilitates the Company's performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company's operations. Like EBITDA, Adjusted EBITDA facilitates the Company's performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based payments expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company's operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company's performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

Net cash burn is a non-IFRS measure and defined as the change in cash, cash equivalents and deposits net of treasury shares repurchase and Stratasys shares. We believe that net cash burn, as described above, should be considered in evaluating the Company's financial strength. Net cash burn gives a sense of how our use of cash and cash flow has changed overtime.

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing®

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© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 12 Reconciliation for Non - IFRS Measures The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adju ste d Gross Profit. See full reconciliation and explanation in Q1 2024 Nano Dimension press release published June 3 rd , 2024 Q1 2024 Q1 2023 Amounts in thousands of USD (34,962) 21,959 Net (loss) income (16) 74 Tax (income) expenses 2,066 1,423 Depreciation and amortization (11,311) (11,520) Interest income (44,223) 11,936 EBITDA (loss) 25,972 (44,777) Finance expense (income) from revaluation of assets and liabilities 1,333 3,045 Exchange rate differences 3,460 6,124 Share - based compensation expenses (115) 0 Other extraordinary income, net (13,573) (23,672) Adjusted EBITDA (loss) Q1 2024 Q1 2023 Amounts in thousands of USD 6,178 6,566 Gross profit 141 66 Depreciation and amortization 335 422 Share - based compensation expenses 6,654 7,054 Adjusted gross profit Q1 2024 Q1 2023 Amounts in thousands of USD 25,252 37,769 Operating expenses 3,460 6,124 Share - based compensation expenses 21,792 31,645 Operating expenses excluding share - based compensation expenses

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 13 Amounts in thousands of USD Key Metrics Q1 2024 Cash Flow Balance Sheet Income Statement Q1 2024 Q1 2023 Q1 2024 Q1 2023 Q1 2024 Q1 2023 58,518 45,749 Change in cash, cash equivalents and deposits 973,972 1,210,157 Total Assets 13,364 14,965 Total Revenue 51,565 18,392 Treasury shares repurchase 44,693 49,710 Total Liabilities 6,654 7,054 Adjusted Gross Profit 1 6,953 27,357 Net Cash Burn 2 929,279 1,160,447 Total Equity 50% 47% Adjusted Gross Margin (13,573) (23,672) Adjusted EBITDA (loss) 1. See reconciliation of IFRS to non - IFRS on slide 12 2. Change in cash, cash equivalents and deposits net of treasury shares repurchase